Filed by Orchestra-Prémaman S.A.

Commission File No. 005-43965

Pursuant to Rule 425 of the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Destination Maternity Corporation

Commission File No. 000-21196

On January 11, 2017, Orchestra-Premaman S.A. and Destination Maternity Corporation made a joint presentation at the 2017 ICR Conference. A copy of the presentation and the related script are set forth below.

Exhibit 99.1

ORCHESTRA PRÉMAMAN / DESTINATION MATERNITY

JANUARY 11, 2017

Forward- Looking Statements

Some of the information in this presentation, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra. following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this presentation should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Agenda

1 | ORCHESTRA OVERVIEW

2 | THE ORCHESTRA CONCEPT

3 | MERGER WITH DESTINATION MATERNITY

4 | APPENDIX

1 | ORCHESTRA

OVERVIEW

A European leader in children’s clothing and childcare products

A European Leader in Children’s Clothing and Childcare Products

588 stores1

80 million pieces sold per year

Children’s clothing Childcare products Maternity

75% of 13% of 2% of

revenue(2) revenue(2) revenue(2)

Multi-network Multi-format Multi-country

Company-Owned Children’s clothing stores approx. 40 countries

50% of revenue < 5,000 ft²

Affiliates (Franchised)(3) 65(%) of revenue France

43(%) of revenue Combo stores 65(%) of revenue

5,000 to 16,000 ft²

Digital International

20(%) of revenue

6(%) of revenue 35(%) of revenue

Megastores

Retail > 16,000 ft²

1(%) of revenue 15(%) of revenue

Note: Financial information reflects FY2015 for Orchestra ending on 2/29/2016; Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

1. Data as of FY2015, includes franchisee locations

2. Excludes Club Card revenue & sundry invoices (~$60mm)

3. Affiliate stores are operated under Orchestra’s own brand by independent merchants under commission / affiliation agreements; Affiliates bear the cost of capital investment in the stores and recruit their own personnel, but Orchestra retains ownership of merchandise sold through this distribution channel

4

Track Record of Continuous and Steady Growth

Annual Revenue

($ in millions)

Orchestra has grown year-over-year and been profitable 21 consecutive years

Note: Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

Orchestra Management Has Built a Best-in-Class Global Retailer via Strategic Acquisitions and Organic Growth


1995
Creation of Orchestra's concept
2001
Stock listing via the Kazibao transaction (2 websites targeting children and teenagers)
Acquisition of Babycare (Swiss Leader in Kids fashion and Baby hard goods products)
Kazibao
babycare
2002
Acquisition of Pomme Framboise
Acquisition of Dipaki (35 stores)
2005
New round of international expansion
2010
Launch of the Orchestra Club card loyalty program
2012 / 2014
Launch of the One Stop Shop concept
Acquisition of Prémaman, Baby2000 and Home Market
Prémaman
baby 2ooo
HOME
2017
Merger with Destination Maternity
$23[1]
$53
DESTINATION MATERNITY
1999
18 stores
Sales: $13mm
EBITDA: $1mm
2002
175 stores
Sales: $75mm
EBITDA: $7mm
2009
257 stores
8 countries covered
Sales: $138mm
EBITDA: $16mm
2011
287 stores
35 countries covered
Sales: $290mm
EBITDA: $25mm
2015
548 stores[3]
40+ countries covered
Sales: $589mm
EBITDA: $53mm
PF FY2015[2]
1,788 stores[3]
40+ countries covered[3]
Sales: $1,088mm
EBITDA: $76mm

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0532 as of 1/6/2017

1. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs
2. Reflects FY2015 for Destination ending 1/30/2016; FY2015 for Orchestra ending on 2/29/2016
3. Excludes franchisee locations for Orchestra and Destination

6

Extensive Geographic Reach

Geographic Coverage (Number of Stores)1 Geog. Breakdown of Revenue

Europe

519

Belg & Lux Canada

1 Germany

France Switzerland

Italy Greece Asia Spain

2

Middle East

15

Africa

11

Other 12%

Spain 5%

Greece 6%

Belgium 13%

France 64%

International Revenue2 ($mm)

Already present in approximately 40 countries

Market leader in France, Belgium, Switzerland and Greece in children’s clothing and childcare products Profitable in all countries

Note: Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

1. Data as of FY2015; Franchisee locations are reflected on the map, but are not included in listed store counts

2. International Revenue represents revenue outside of France

Our Goal as Orchestra Standalone

Today (FY2015) Tomorrow

$589mm >$1bn

in revenue in revenue by FY2019

A world leader A European leader in the children’s clothing/ in children’s clothing childcare products industry

Note: Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

2 | THE

ORCHESTRA CONCEPT

Orchestra Video

[Video not being filed with SEC]

Club Orchestra: A Powerful Sales Growth and Customer Loyalty Driver

Launched in 2011 (tested in 2010)

For €30 ($32)1 a year, discounts on all products, all year long:

50% discount on all clothes

10 to 30% discount on other products

Over 1.7 million members at 05/31/2016

70% of club cards issued renewed within 12 months €400 ($421)1 spent per customer/per year

6.9 visits per year vs. 3 without the Club

Maximized product sales outside sales promotion periods

A tool for building customer loyalty and boosting traffic

Provides unlimited access to bargains on high-quality, high-fashion apparel offered at a discount to competitors’ prices

Number of Members (Thousands)

1. Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

Multiple Store Formats With Significant Growth Potential

Store opening Number Average revenue Location potential in of stores1 per ft² Europe

Downtown

Children’s clothing areas $295 stores Retail Parks 457 to 2x

< 5,000 ft² Shopping $1,175 malls

Retail Parks $145

Combo stores

Shopping 75 to 5x 5,000 ft²—16,000 ft² malls $390

$100 Megastores

Retail Parks 16 to 10x

> 16,000 ft² $295

Recent Square Footage Growth by Format (both in 000s of Ft²)

FY2013 FY2014 FY2015

Total

Retail Space: 1,949 2,465 2,810

Megastores Combo Stores Children’s Clothing Stores

Note: Orchestra financial information converted at EUR: USD exchange rate of 1.0532 as of 1/6/2017

1. Reflects breakdown as of FY2015

Complete Control and Top Performance Across Entire Value Chain

Design

100 new items in stores per week

Sourcing

Global firepower 200+ people in 6 countries

Logistics

An enhanced structure to support growth

Distribution

Different store sizes in mature and profitable markets Strong potential for combo stores and megastores Complementary branches and affiliates International coverage Digital development

Enhanced Management to Drive Growth Even Faster

3 | MERGER

WITH

DESTINATION MATERNITY

Transaction Summary

Structure and Consideration

Under the terms of the Agreement, Destination shareholders will receive 0.5150 of an Orchestra ordinary share, in the form of American Depositary Shares (“ADSs”) for each share of Destination common stock they own, implying $7.051 per share

- Represents a 34.0% premium to Destination’s unaffected stock price of $5.26 on May 31, 20162

- Destination shareholders to own ~28% of the combined company; Orchestra shareholders to own ~72%

Implies a $143 million transaction (enterprise value)1

- EV / LTM Adjusted EBITDA Less Stock-Based Compensation (excluding synergies): ~6.5x1, 3

Approvals and Closing

The transaction has been unanimously approved by the Boards of Directors of both companies

Subject to Destination stockholder approval, Orchestra stockholder approval, customary closing conditions and regulatory approvals

Expected to close in the third quarter of 2017

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0402 as of 12/19/2016, which represents day prior to announcement of transaction

1. Based on the exchange ratio of 0.5150 and the closing price of Orchestra stock on 12/19/2016

2. One day prior to Destination filing its 8-K filing on 6/1/2016 announcing Destination change-in-control compensation arrangements

3. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs

Compelling Strategic Rationale

1 Establishes sizable global retailer with strong positioning in attractive and complementary markets

The combination brings together two global leaders in highly complementary products and geographies

Aggregate sales of $1.1 billion and combined Adjusted EBITDA (before meaningful synergies) of $76 million across 40+ countries1 and approximately 1,800 stores1 Combination to support growth through enhanced cash flow and a strong balance sheet

2 Financially compelling transaction with significant and achievable synergy potential

Estimated annual run-rate cost synergies of $15-20 million within 3 years of closing based on identified achievable opportunities, the majority of which leverage Orchestra’s highly efficient global sourcing network Multiple additional opportunities for meaningful synergies and growth by taking advantage of both companies’ respective market positions to allow for Orchestra to enter the US market and Destination to build on its existing global sales by leveraging Orchestra Merger expected to accelerate growth for both businesses and expected to be accretive to both margins and EPS when including preliminary run-rate synergy estimates

3 Facilitates Orchestra’s entrance to the world’s largest and most profitable children’s market

Destination has invested approximately $45 million over the last 3 years in its state-of-the-art retail infrastructure that can support significant growth in the US

Destination’s existing customer list of more than one million annual expecting and new mothers (historical customer list of 10+ million names) will provide valuable early access to Orchestra Orchestra expects to leverage certain of Destination’s US stores to introduce its brands as an initial step in its US growth strategy

Destination’s strong management team, which has significant US retail experience, will provide local knowledge to Orchestra

4 Enhances lifetime value of Destination’s customer base and accelerates Destination’s global expansion

The combination allows Destination to dramatically grow the lifetime value of its customer base by extending its customer relationship from months into years Orchestra provides Destination with access to a network of 560+ stores1 throughout the world where maternity apparel has already proven successful Access to Orchestra’s 3.7 million customer database

1. Reflects data as of latest available; Excludes franchisee locations for Orchestra and Destination

Establishes Global Retailer with Strong Positioning in Attractive, Complementary Markets

DESTINATION MATERNITY

FY2015 Net Sales	$499
FY2015 Adj. EBITDA[1]	$23
Margin	*4.6%*
Owned Stores	536
Leased Departments[2]	704

+

ORCHESTRA

FY2015 Net Sales[3]	$589
FY2015 EBITDA[3]	$53
Margin	*9.0%*
Owned Stores	292
Affiliate Stores	256

=

Pro Forma

FY2015 Net Sales	$1,088
FY2015 Adj. EBITDA (Before Synergies)	$76
Margin	*7.0%*
Owned Stores	828
Affiliate Stores	256
Leased Departments[2]	704



OP – North America
Owned stores: 1
Total stores: 1
DM – North America
Owned stores: 536
Leased Departments[2]: 704
Total stores[2]: 1,240
Europe
Owned stores: 289
Affiliates: 230
Total stores: 519
Africa
Affiliates: 11
Total stores: 11
Middle East
Affiliates: 15
Total stores: 15
Asia
Owned stores: 2
Total stores: 2
Indicates Current Orchestra Presence
Indicates Current Destination Presence
Indicates Current Shared Presence

Pro Forma Geographic Breakdown of Revenue



North America 45%
France 35%
Belgium 7%
Greece 3%
Spain 3%
Other 7%

Note: Destination store count as of FY2015; Orchestra store count as of February 2016; Financials reflect FY2015 for Destination ending on 1/30/2016; FY2015 for Orchestra ending on 2/29/2016; Franchisee locations are reflected on the map, but are not included in total store count

1. Adjusted EBITDA is a non-GAAP financial measure and should not be considered a replacement for GAAP results; Adjusted EBITDA excludes specified items such as restructuring costs, relocation costs, impairment charges and transaction related expenses and other one-time costs
2. Leased Department count excludes Gordmans and Sears locations
3. Orchestra FY2015 sales of €560mm and EBITDA of €51mm converted at EUR:USD exchange rate of 1.0532 as of 1/6/2017

17

Merger Will Result in Sourcing Synergies of $15-$20 Million

Over the last twenty years, Orchestra has built its own direct sourcing organization, with over 200 people on the ground in 6 buying offices

Access to Orchestra Sourcing Infrastructure

Cost Savings

Destination will gain access to Orchestra’s robust sourcing organization and infrastructure

(which has been in existence for over 20 years and includes 200+ people in 6 key sourcing countries)

Destination currently direct sources but does not have any local buying offices or personnel on the ground – Orchestra’s significant sourcing operation and on-the-ground resources should allow for better pricing on raw materials as well as finished product through utilization of basic competitive bidding and other sourcing strategies

Sourcing synergy estimate is based on a preliminary pricing analysis conducted by Orchestra on actual Destination products comparing actual Destination pricing versus Orchestra sourcing network pricing

Economies of Scale

Enhanced scale of combined group expected to drive volume-based discounts on aggregate purchases (i.e., fabric)

Low implementation cost, as negotiation will be handled by resized purchasing offices

Help facilitate vendor payment terms, substantially reducing working capital requirements

Estimated annual run-rate cost synergies of $15-20 million within 3 years of closing based on identified achievable opportunities, the majority of which leverage Orchestra’s highly efficient global sourcing network

Significant Global Revenue Synergies

Selling Orchestra Products in the U.S. to Gain a Share of the ~$25 Billion U.S. Baby and

Children’s Market

Online

Orchestra and Destination product sold online through a new U.S. Orchestra website Orchestra products sold online through

Destination’s current websites

Brick and Mortar

Orchestra product offered in existing Destination stores enhancing sales and profitability per square foot

Orchestra and Destination product sold in new standalone Orchestra stores including opportunistically converting certain Destination doors into Orchestra doors where appropriate (including some Destination stores marked for closure)

Selling Orchestra product in third party department and specialty stores

Jumpstart Orchestra’s U.S. launch through use of Destination’s customer list of over 10 million customers with children 10 years old and younger, as well as marketing Orchestra brand through Destination’s stores and websites

Selling Destination Products Outside of North

America through Orchestra’s Retail Network to

Gain a Bigger Share of the Overall Global Maternity Market

Online

Roll-out maternity wear offerings to

Orchestra’s online customers

Leverage Orchestra client base, web traffic and the awareness built through corners in Orchestra stores

Integrate Destination products to broaden the portfolio, creating the largest European portfolio of maternity wear

Orchestra’s database of parents can be tailored specifically for the distribution of Destination products

Brick and Mortar

Distribution of Destination products in Orchestra stores

Leverage the Destination collections and Orchestra footprint/client base to build a relevant collection within the EMEA market

Increase the number of existing maternity corners within

Orchestra’s network of stores from

100 to 300 in the midterm

Could potentially create a network of standalone maternity stores and/or corners in department stores in Europe

Potential for greater revenue / sq. ft. than existing Orchestra stores

Conclusion

Establishes global retailer of scale with strong positioning in attractive, complementary segments

Financially compelling transaction with significant and achievable synergy potential

Facilitates Orchestra’s entrance to the world’s largest and most profitable children’s market

Enhances lifetime value of Destination’s customer base and accelerates Destination’s global expansion

4 | APPENDIX

A Track Record of Continuous Performance

Consolidated Revenue

($ in millions)

EBITDA

($ in millions)

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0532 as of 1/6/2017

"One-Stop Shop" For the Expecting / Recent Mother

Children's clothing (0 - 14) **75**% of FY2015 revenue[1]	Childcare products **13**% of FY2015 revenue[1]	Maternity wear **2**% of FY2015 revenue[1]
Own brand ORCHESTRA	Own brand Prémaman Major specialist brands Britax, Römer, Maclaren, Chicco, Bébé Confort	Own brand Prémaman
A global leader	**The broadest selection of all brands**	**The go-to market for children's products**
3,500 designs per season **620** shoe designs **Over 100** new items each week	**10,000** designs Smaller childcare products (bibs, pacifiers, etc.) Larger childcare products (pushchairs, car seats, etc.)	Expertise spanning over **60 years** Oldest maternity brand in Europe **(1947)**

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0532 as of 1/6/2017
1. Excludes Club Card revenue & sundry invoices ($60mm)

23

A Core-Market Price / Style / Quality Positioning

Offering

Price

Low (inc. Club) Medium (exc.

Club)

Medium Medium Medium Low Medium

Fashion High Medium Medium High High Medium

Quality Medium Medium Medium Medium Low Medium

Digital: The Group’s Number 1 Store

2015/2016

REVENUE

$37mm¹

Boosts development of in-store traffic

60% of Orchestra’s online customers pick up their purchases at the POS

Strong contributor to profitability

Strategy:

Country expansion

Expansion of catalogue to include childcare and maternity ranges

Note: Orchestra financial information converted at EUR:USD exchange rate of 1.0532 as of 1/6/2017

1. Includes revenue generated by online birth registries

Safe Harbor Statement

Additional Information

This presentation does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. This presentation relates to the proposed business combination between Destination and Orchestra (the “Merger”). The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an

Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the Autorité des Marchés Financiers (“AMF”) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note and other relevant materials available to its stockholders. This presentation is not a substitute for the F-4 registration statement, proxy statement/prospectus, Securities Note (note d’opération), Orchestra’s registration document (document de référence) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DESTINATION, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and the related documents filed with the AMF either on Orchestra’s website at http://www.orchestra-kazibao.com/informations-financieres/ or at the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Destination’s Investor Relations department at Destination Maternity, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination, Orchestra and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document (Document de Référence 2015) filed with the AMF on June

30, 2016 under number R.16-063 (and also available in a convenience English translation version) incorporating its accounts 2015, as the same may be amended, updated or superseded from time to time, which may be obtained free of charge at http://www.orchestra-kazibao.com/informations-financieres/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the

SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies from Destination’s stockholders to approve the Merger.

ICR Presentation: January 11, 2017 @ 11:30am ET

JW Marriott Orlando Grande Lakes

4040 Central Florida Pkwy

Orlando, FL 32837

ORCHESTRA PRÉMAMAN /

DESTINATION MATERNITY

Agenda:

I.	ORCHESTRA OVERVIEW

II.	THE ORCHESTRA CONCEPT

III.	MERGER WITH DESTINATION MATERNITY

IV.	APPENDIX

1

Introduction by Allison Malkin of ICR

•	Before we begin, I would like to address forward-looking statements that may be discussed. Forward-looking statements involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in the forward-looking statements. Please refer to the documents filed by Orchestra Prémaman with the AMF and by Destination Maternity with the SEC, specifically the most recent financial reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

•	In addition, an investor presentation has been posted on both companies’ websites, destinationmaternitycorp.com and corporate.orchestra.fr with further details regarding this transaction. And of course, more information about the transaction will be included in our prospectus and proxy materials that will be filed with the SEC.

•	I will now turn the presentation over to Pierre Mestre, Chairman of Orchestra Prémaman. Pierre?

I.	ORCHESTRA OVERVIEW

•	Hello and thank you all for attending today, I am excited to share Orchestra Prémaman’s story with you.

Slide 4: A European Leader in Children’s Clothing and Childcare Products

•	Orchestra is a global retailer of Children’s clothing, Childcare products and Maternity wear and holds market leading positions throughout Europe and is the market leader in France, Belgium, Switzerland, and Greece in Children’s Clothing and Childcare Products

•	Today, we operate in over 40 countries and have a combined 588 Orchestra-branded stores and had total Company sales of nearly $590 million during our last full year, fiscal year 2015

•	As you will see today, Orchestra has developed a diversified business model with regard to distribution network, store format, and geography

•	On a network level, we sell mostly through our wholly owned stores and affiliate stores, which together contribute greater than 90% of our revenue

•	While our digital channel, which is currently at around 6% of total sales, has been growing steadily and is a strong contributor to profitability and an important driver of in-store traffic

•	As it relates to our brick and mortar stores, we sell in 3 main formats – children’s only clothing stores, combo stores and megastores

•	Later in the presentation, we’ll dive into more detail about the traits of these formats as well as the advantages of selling in each

•	And finally, on a country level, while our strongest presence has been in France, we have always had a vision of becoming an international, global retailer

•	With this in mind, we have made a concerted effort since 2000 to strengthen our presence outside of France with approximately 35% of our sales now coming from abroad

•	Due to this solid foundation and diversification – we now sell an impressive 80 million pieces per year

Slide 5: Track Record of Continuous and Steady Growth

•	As you can see in this chart, Orchestra has a long history of growth

•	Since 1995, Orchestra has experienced topline growth every single year and remained profitable

•	This is a very important point – as we have grown from 3 stores with less than $1 million dollars in turnover to 588 Orchestra-branded stores and nearly $590 million in turnover

•	Chantal and I are very proud of this fact as it highlights the results of our methodical and strategic steps we have taken to expand this business, but not at the expense of profitability

2

•	We fully expect to build on this proven track record of growth and profitability for years to come

Slide 6: Orchestra Management Has Built a Best-in-Class Global Retailer via Strategic Acquisitions and Organic Growth

•	Now, I’d like to turn to our history and briefly walk through some of the steps I believe have been instrumental in propelling us along our journey to where we stand today

•	We began Orchestra in 1995 with the opening of our first store in the south of France and a vision of one day becoming an established global retailer.

•	Our first 4-5 years were instrumental in proving out our concept by consistently delivering high-quality, high-fashion products at low prices

•	Despite our early success, most of which was driven organically, we recognized an opportunity to enhance our growth prospects through strategic acquisitions

•	With this in mind, we identified strategic partners, eventually transacting in 2001, when we merged with the French, publicly listed company, Kazibao, and a Swiss company, Babycare.

•	Beginning in 2005, we set the focus on significantly accelerating our international development. We believe this increased focus on international expansion from 2005 – 2010 set the foundation for the rapid growth we have experienced since 2010

•	In 2010 / 2011, we launched the Orchestra Club Concept, which vastly improved customer loyalty, further bolstered the brand and has been instrumental in fast-tracking our organic growth capabilities

•	More recently, Orchestra has become a major player in the European childcare products market, in particular due to external growth operations, notably through Belgian acquisitions such as Baby 2000 and the Prémaman Group, which is Europe’s oldest maternity wear brand, dating back to 1947

•	Today, through our merger with Destination Maternity, we believe we can turn our combined company into an even more formidable global retailer, with a significantly broadened worldwide presence and capitalization on various economies of scale

Slide 7: Extensive Geographic Reach

•	As I previously stated, we are present in over 40 countries, and more importantly, we are profitable in each of those 40+ countries

•	While we are certainly proud of our roughly 300 stores in France, we are just as proud of our international presence.

•	With a great deal of hard work, dedication and perseverance, we have greatly accelerated our international growth, having multiplied our revenue figure by almost 4 times since just 2009.

•	We are now a market leader in Belgium, Switzerland and Greece, and continue to strengthen our presence in regions such as the Middle East, Africa, Asia and North America

3

Slide 8: Our Goal as Orchestra Standalone

•	Our growth to date has been exciting, but we remain committed to growing our existing business

•	As Orchestra today, our goal is to reach $1 billion turnover business by 2019.

•	To be clear, we have set our goal assuming solely organic growth, not accounting for any additional potential growth realized through acquisitions.

•	While our standalone goal remains, through the proposed merger with Destination Maternity, we expect to recognize a new substantial leg for growth

II. THE ORCHESTRA CONCEPT

•	Before I jump into this section on the Orchestra Concept, I’d like to share with you a short video that I believe provides a good overview of who we are and what we do

Slide 10: Orchestra Video

•	[Play Video]

•	Hope you enjoyed the video and that you all have a better sense of what we do at Orchestra. Now I’ll move on and provide some additional details on our unique concept.

Slide 11: Club Orchestra: A Powerful Sales Growth and Customer Loyalty Driver

•	A unique offering and differentiator for Orchestra has been the “Orchestra Club” membership

•	The membership is an innovative and effective customer loyalty strategy that we implemented 6 years ago, and we have seen significant growth

•	For an annual fee of 30 Euro, Club members are able to benefit throughout the year from price reductions of up to 50% on all clothing collections, 10% to 30% on shoes and 20% on a large selection of childcare products under the Premaman brand

•	We consider this program to be one of the foundations of Orchestra’s business model today and a key element of future growth due to the significant customer loyalty we have experienced

•	Today, the club has over 1.7 active million members out of 3.5 million total, and outstanding renewal rates

•	70% of our customers renewed at least once, and 30% have renewed at least three times

•	Club members tend to average almost 7 store visits and spend $422 per year

•	Due to the success that we saw with the Orchestra Club model in France, the program has now been rolled out in more than 15 other countries, which has been instrumental in driving growth and repeat customers

Slide 12: Multiple Store Formats With Significant Growth Potential

•	Currently we operate in 3 Store Formats that include:

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•	Clothing stores: that sell only clothing collections and shoes for children from 0 to 14 years of age. These stores generally have smaller service areas and represented ~65% of sales in the last financial year.

•	Mixed Stores: that combine clothing, maternity fashion and childcare products. These stores have larger service areas and represented 20% of sales in the last financial year

•	Mega stores: also include textiles, maternity fashion and childcare products. These are our largest stores and represented 15% of sales in the last financial year

•	As we look at our current footprint throughout Europe, we believe a significant opportunity exists for us to expand beyond where we currently operate, with the potential to open up 2 times as many clothing stores, 5 times as many combo stores and 10 times as many megastores.

•	Our goal to expand is consistent with Orchestra’s recent expansions. Over the last 3 years, we have grown our retail footprint by nearly 900,000 square feet across all 3 formats, expanding from nearly 2 million square feet in 2013 to over 2.8 million in 2015

Slide 13: Complete Control and Top Performance Across Entire Value Chain

One of our greatest strengths is our control and expertise across the entire value chain. From design all the way to distribution, we are experienced, efficient and cost-effective.

•	Our proficient design team consists of 30 freelance designers, which together roll out nearly 7,000 fashion designs, 340 themes and 800 shoe designs each year

•	The team is able to rapidly create new items to ensure that we are at the forefront of the latest fashion trends and distribute to our customers ahead of our competitors

•	Over the last 20 years, we have built a direct sourcing organization with hundreds of employees on the ground in 6 buying offices

•	Our sourcing team has developed longstanding relationships with quality suppliers across the globe

•	These relationships allow us to source at a lower cost than our competitors, ultimately enabling us to provide higher quality products at a lower price while still maintaining our margins

•	Logistically, we have recently increased investment in IT and state-of-the-art warehouses that are the backbone of our store network and digital strategy

•	Our warehouses are able to handle our current requirements and we are well-positioned to increase storage capacity when appropriate

•	With the flexibility to increase capacity, we are poised to handle further international expansion

•	Lastly, as you have seen on the previous pages, we use a variety of channels to successfully distribute to our customers

•	Our digital channel and multiple store formats allow us to reach a multitude of customers

•	Further, we continue to deploy capital to facilitate increased distribution

•	As evidenced by our increased investment in megastore expansion over the past several years, we will consistently seek to capitalize on distribution opportunities that we believe will strengthen the business going forward

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With an experienced team and a vast know-how of the entire value chain, we have been able to successfully navigate the retail landscape and consistently deliver exceptional results to our shareholders.

Now, I would like to introduce Tony Romano, CEO and Director of Destination Maternity.

III. MERGER WITH DESTINATION MATERNITY

Thank you Pierre and good morning everyone.

Slide 15: Transaction Summary

•	As previously announced on December 20th, 2016, the Board of Directors of both companies unanimously approved the merger between Destination Maternity and Orchestra Prémaman

•	Each Destination Maternity shareholder will receive .5150 of an Orchestra ordinary share in the form of American Depository Shares which will be listed on the NASDAQ. While it was very important for our Board for the shares to be listed in the U.S., it was also very important for Pierre as our expectations are to grow the combined business meaningfully in the U.S. over the next few years

•	As outlined in the press release announcing the deal, this stock-for-stock transaction is expected to be tax-free for U.S. federal income tax purposes to Destination shareholders

•	Using the foreign exchange rates and stock prices from when we announced the transaction, the implied to value for Destination shareholders is $7.05 per share which is a 34% premium to the unaffected share price as of May 31, 2016

•	After closing, Destination shareholders will own 28% of the combined business

•	We are working diligently to close this transaction as soon as possible, and believe it will close in the third quarter

Slide 16: Compelling Strategic Rationale

•	As outlined in our previously released investor presentation, we believe this transaction offers compelling strategic rationale

•	The combination brings together two global leaders in highly complementary products and geographies and will create a leading global provider of maternity apparel, infant and childrenswear, as well as baby hard goods

•	As you know, Destination Maternity is in the midst of an ongoing turnaround which has proved more challenging than anticipated given the specialty retail environment

•	We believe the merger with Orchestra will provide Destination Maternity with additional tools and resources to complete our turnaround

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•	The merger with Orchestra provides the following benefits:

•	Increases the customer life-time value from an average of 14 weeks to 14 years, allowing for additional marketing spend to acquire maternity customers

•	Provides the opportunity for increased in-store traffic through expanded product offering in certain of our stores, which leads to increased 4-wall profitability by generating additional sales per square foot

•	Provides expanded offering on our ecommerce platform increasing our reach and relevance to our millennial customer; as well as marketing to our historic customer list of 1+ million new names annually

•	Our new state-of-the-art distribution center has adequate capacity to handle significantly more volume with minimal additional capital spend, generating leverage on distribution costs as volume increases

•	Expansion of Orchestra brand provides a compelling growth story for the landlord community

•	Additionally, our international expansion efforts have been only marginally successful. The Orchestra merger provides immediate opportunity to enter the European market

In addition to these benefits, the merger also provides for:

•	The build out of Orchestra stand-alone stores in the $25 billion US children’s wear market, including potentially re-purposing existing stores

•	An opportunity to develop an opening price point line that we could utilize in our outlets, on the web and to other potential lease partners, by leveraging the sourcing synergies

Slide 17: Establishes Global Retailer with Strong Positioning in Attractive, Complementary Markets

•	On this slide, you can see how geographically diversified the Orchestra business is as the company is now in almost every major market

•	And you can see how complementary of a transaction this is for both companies as we have little to no overlap in our markets

•	Destination’s strong U.S. presence is highly complementary to Orchestra’s European presence, enabling both companies to benefit from cross-selling opportunities and diversification

•	On a pro forma basis, approximately 45% of revenue will be generated in North America, approximately 35% in France, with the balance in Belgium, Greece, Spain and other countries throughout Europe, Asia, the Middle East and Africa

Slide 18: Merger Will Result in Sourcing Synergies of $15 Million to $20 Million

•	Over the last 20 years, Orchestra has built an impressive direct sourcing organization, with over 200 people on the ground in 6 buying offices

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•	Orchestra has invested time and resources developing key relationships with a number of factories that allows Orchestra to operate on a low cost basis that is fast moving. This has been a key driver to their success

•	It is this history that will allow us to realize significant sourcing synergies as we are able to gain access to Orchestra’s robust sourcing organization and infrastructure

•	While we had already started the migration to a direct sourcing model, Orchestra’s significant on the ground resources should allow for better pricing

•	The sourcing synergy estimate is based on a preliminary pricing analysis conducted by Orchestra on actual Destination products comparing actual Destination pricing versus Orchestra sourcing network pricing

•	In addition, the combined company is expected to benefit from enhanced scale to drive volume-based discounts on aggregated purchases as well as facilitate more favorable vendor payment terms, substantially reducing working capital requirements

•	In total, we expect $15-20 million in estimated annual run-rate sourcing / purchasing synergies within 3 years of closing based on identified achievable opportunities, the majority of which leverage Orchestra’s highly efficient global sourcing network

Slide 19: Significant Global Revenue Synergies

•	In addition to significant annual cost savings, we believe that the combination will be able to deliver substantial incremental revenue synergies, both through having Orchestra grow in the U.S. and Destination in international markets

•	First, I will walk us through opportunity to sell Orchestra products in the U.S.

•	We will look to gain market share through both online and bricks and mortar channels

•	Starting with the online angle

•	We will look to sell Orchestra and Destination product online through a new US Orchestra website. A key operating synergy is that Orchestra currently operates on the Demandware ecom platform and Destination will be migrating to the Demandware platform when we re-launch later this month.

•	We will also look to sell Orchestra products online through Destination’s current websites

•	In the traditional store channel, we will look to sell Orchestra product in existing Destination stores to enhance sales and profitability

•	We will also look to sell Orchestra and Destination product in new standalone Orchestra stores including opportunistically converting certain Destination doors into Orchestra doors where appropriate

•	And finally, we will also look to sell Orchestra product in third party department and specialty stores either alongside or separate form Destination product

•	The U.S. children’s apparel segment is ~$25 billion in size and therefore, if we are able to gain even a minimal amount of share, which we believe is achievable, that would equate to a meaningful amount of incremental synergies

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•	We believe that marketing the Orchestra brand in the US will be jumpstarted through use of Destination’s customer list which includes over 10 million names of customers with children 10 years old and younger, as well as marketing the Orchestra brand through Destination’s retail distribution points

•	Next, I will walk us through the opportunity to sell Destination products outside of North America through Orchestra’s retail network, allowing Destination to capture a bigger share of the overall global maternity market

•	While we have looked to grow internationally, this transaction gives us instant access to more markets.

•	The merger provides Destination with access to a network of 100+ owned and affiliated Orchestra stores throughout the world where maternity apparel has already proven successful as well as an additional 450+ stores that do not currently carry maternity apparel

•	It also allows Destination to leverage our brand and Orchestra’s footprint and client base to build a relevant assortment for the European market. In addition, we can increase the number of existing maternity shop-in-shops within Orchestra’s network of stores

•	Another opportunity is for us to roll-out Destination’s maternity wear offerings to Orchestra’s online customers, leveraging Orchestra’s client base, web traffic and the awareness.

Slide 20: Conclusion

•	This transaction will create a leading global provider of maternity apparel, infant and children’s wear and baby hard goods with aggregate sales of $1.1 billion and combined adjusted EBITDA of $76 million before meaningful synergy opportunities, across more than 40 countries and approximately 1,800 retail locations.

•	Our companies are complementary in terms of both products and geography and a combination of the two will provide synergies including:

•	the ability to introduce one another’s products into the other’s existing markets, stores and websites utilizing the existing infrastructure;

•	the ability to significantly increase the value of the Destination customer list by extending the life of the customer from 14 weeks to 14 years; and

•	the ability to leverage existing Orchestra sourcing infrastructure.

•	In closing, the combination offers a highly compelling strategic rationale, a differentiated value proposition for customers, and benefits both sets of shareholders.

•	Thank you for investing your time with us today.

•	Safe travels everyone.

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Cautionary Statements Related to Forward-Looking Statements

Some of the information in this communication, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements involve a number of risks and uncertainties related to operating performance and outlook of Destination and the combined businesses of Destination and Orchestra following the Merger, as well as other future events and their potential effects on Destination and the combined company that are subject to risks and uncertainties. The following factors, among others, in the future could cause Destination’s or Orchestra’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to, statements relating to (i) the possibility that the Merger does not close when expected or at all, or that Destination and Orchestra, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the Merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed Merger; (ii) the ability to obtain the requisite Destination and Orchestra stockholder approvals, on the proposed terms and timeframe; (iii) the benefits of the Merger, including future financial and operating results of the combined company, Destination and Orchestra’s plans, objectives, expectations and intentions, and the ability to realize the expected synergies or savings from the proposed Merger in the amounts or in the timeframe anticipated; (iv) the risk that competing offers or acquisition proposals will be made; (v) the ability to integrate Destination’s and Orchestra’s businesses in a timely and cost-efficient manner; (vi) the inherent uncertainty associated with financial projections; (vii) the potential impact of the announcement or closing of the proposed Merger on customer, supplier, employee and other relationships; and (viii) other factors referenced in Destination’s Annual Report on Form 10-K or Orchestra’s Registration Document (document de référence), including those set forth under the caption “Risk Factors.” In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-

looking statements included in this announcement do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “pro forma,” “anticipates,” “intends,” “continues,” “could,” “estimates,” “plans,” “potential,” “predicts,” “goal,” “objective,” or the negative of any of these terms, or comparable terminology, or by discussions of our outlook, plans, goals, strategy or intentions. Forward-looking statements speak only as of the date made. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we assume no obligation to update any of these forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Destination and Orchestra, or the combined company, following the implementation of the proposed Merger or otherwise. No statement in this communication should be interpreted to mean that the earnings per share, profits, margins or cash flows of Destination or the combined company for the current or future financial years would necessarily match or exceed the historical published figures.

Additional Information

This report does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. This report relates to the proposed business combination between Destination and Orchestra. The proposed combination will be submitted to Destination’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, Destination and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of Destination and a prospectus of Orchestra, and (ii) the AMF (Autorité des marchés financiers) in France. Destination will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note available to its stockholders. This report is not a substitute for the F-4 registration statement, proxy statement/prospectus, Registration Document (document de référence), Securities Note (note d’opération) or other document(s) that Destination and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF, INCLUDING THE RISK FACTORS PRESENTED IN SUCH DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and other related documents filed with the AMF, including Orchestra’s registration statement filed with the AMF (as the same may be amended, updated or superseded from time to time), either on Orchestra’s website at http://www.orchestra- kazibao.com/ or on the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by Destination by directing a request to Company’s Investor Relations department at Destination Maternity Corporation, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to Destination Maternity’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz, or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

Destination, Orchestra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document incorporating its accounts 2015, which may be obtained free of charge at Orchestra’s website at http://www.orchestra-kazibao.com/. Information about Destination’s directors and executive officers and their respective interests in Destination by security holdings or otherwise is set forth in Destination’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of Destination’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies to approve the Merger.